UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

Neuberger Berman Income Opportunity Fund Inc.
(Name of Issuer)

Common Stock, $0.0001 Par Value
(Title of Class of Securities)

64126L108
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 6, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 64126L108

1	NAME OF REPORTING PERSON WESTERN INVESTMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,608,680
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,608,680
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,608,680
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 64126L108

1	NAME OF REPORTING PERSON ARTHUR D. LIPSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,608,680
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,608,680
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,608,680
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 64126L108

1	NAME OF REPORTING PERSON WESTERN INVESTMENT HEDGED PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 531,300
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 531,300
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 531,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 64126L108

1	NAME OF REPORTING PERSON WESTERN INVESTMENT INSTITUTIONAL PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,500
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 15,500
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 64126L108

1	NAME OF REPORTING PERSON WESTERN INVESTMENT ACTIVISM PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 529,517
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 529,517
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 64126L108

1	NAME OF REPORTING PERSON WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 531,263
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 531,263
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 531,263
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 64126L108

1	NAME OF REPORTING PERSON MATTHEW S. CROUSE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -**
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -**
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - 0 -**
14	TYPE OF REPORTING PERSON IN

**See Item 5.

CUSIP NO. 64126L108

1	NAME OF REPORTING PERSON WILLIAM J. ROBERTS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -**
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -**
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - 0 -**
14	TYPE OF REPORTING PERSON IN

**See Item 5.

CUSIP NO. 64126L108

1	NAME OF REPORTING PERSON GARY G. SCHLARBAUM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -**
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -**
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - 0 -**
14	TYPE OF REPORTING PERSON IN

**See Item 5.

CUSIP NO. 64126L108

1	NAME OF REPORTING PERSON ROBERT A. WOOD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -**
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -**
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - 0 -**
14	TYPE OF REPORTING PERSON IN

**See Item 5.

CUSIP NO. 64126L108

1	NAME OF REPORTING PERSON LYNN D. SCHULTZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100**
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 100**
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%**
14	TYPE OF REPORTING PERSON IN

**See Item 5.

CUSIP NO. 64126L108

The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed by the undersigned.  This Amendment No. 2 amends the Schedule 13D as specifically set forth.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated as follows:

(a)           This statement is filed by Western Investment LLC, a Delaware limited liability company (“WILLC”), Western Investment Hedged Partners L.P., a Delaware limited partnership (“WIHP”), Western Investment Institutional Partners LLC, a Delaware limited liability company (“WIIP”), Western Investment Activism Partners LLC, a Delaware limited liability company (“WIAP”), Western Investment Total Return Partners L.P., a Delaware limited partnership (“WITRP”), Arthur D. Lipson (“Mr. Lipson,” and together with WILLC, WIHP, WIIP, WIAP and WITRP, the “Western Entities”), Matthew S. Crouse (“Mr. Crouse”), William J. Roberts (“Mr. Roberts”), Gary G. Schlarbaum (“Mr. Schlarbaum”), Robert A. Wood (“Professor Wood”) and Lynn D. Schultz (“Ms. Schultz”).  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

WILLC has sole voting and investment power over WIHP’s, WIIP’s, WIAP’s and WITRP’s security holdings and Mr. Lipson, in his role as the managing member of WILLC, controls WILLC’s voting and investment decisions.

Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The principal business address of each of WILLC, WIHP, WIIP, WIAP, WITRP, Mr. Lipson and Mr. Crouse is 7050 S. Union Park Center, Suite 590, Midvale, Utah 84047.

The principal business address of Mr. Roberts is c/o Beldon Fund, 99 Madison Avenue, 8th Floor, New York, New York 10016.

The principal business address of Mr. Schlarbaum is One West First Avenue, Suite 100, Conshohocken, Pennsylvania 19428.

The principal business address of Professor Wood is c/o Fogelman College of Business & Economics, The University of Memphis, Memphis, Tennessee 38152.

The principal business address of Ms. Schultz is c/o Western Investment LLC, 7050 S. Union Park Center, Suite 590, Midvale, Utah 84047.

(c)           The principal business of WILLC is acting as the managing member of each of WIIP and WIAP and the general partner of each of WIHP and WITRP.  The principal occupation of Mr. Lipson is acting as managing member of WILLC.  The principal business of each of WIHP, WIIP, WIAP and WITRP is acquiring, holding and disposing of investments in various companies.  The principal occupation of Mr. Crouse is serving as portfolio manager at WILLC.

The principal occupation of Mr. Roberts is serving as the President and Executive Director of the Beldon Fund, a non-profit organization.

The principal occupation of Mr. Schlarbaum is serving as a portfolio manager at Global Capital Management, a registered investment advisor.

CUSIP NO. 64126L108

The principal occupation of Professor Wood is serving as Professor of Finance at the University of Memphis.

The principal occupation of Ms. Schultz is psychotherapist.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Lipson, Mr. Crouse, Mr. Roberts, Mr. Schlarbaum, Professor Wood and Ms. Schultz are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The aggregate purchase price of the 1,608,680 Shares beneficially owned by WILLC is approximately $6,808,051.  The Shares beneficially owned by WILLC consist of 1,100 Shares that were acquired with WILLC’s working capital, 531,300 Shares that were acquired with WIHP’s working capital, 15,500 Shares that were acquired with WIIP’s working capital, 529,517 Shares that were acquired with WIAP’s working capital and 531,263 Shares that were acquired with WITRP’s working capital.

The 100 Shares owned by Ms. Schultz were a gift from WILLC.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and (c) are hereby amended and restated as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 17,734,383 Shares outstanding, which is the total number of Shares outstanding as of February 27, 2009, as reported in the Issuer’s Definitive Proxy Statement, filed with the Securities and Exchange Commission on April 3, 2009.

As of the close of business on April 6, 2009, WIHP, WIIP, WIAP and WITRP beneficially owned 531,300, 15,500, 529,517 and 531,263 Shares, respectively, representing approximately 3.0%, less than 1%, 3.0% and 3.0%, respectively, of the Shares outstanding.  As the managing member of each of WIIP and WIAP and the general partner of each of WIHP and WITRP, WILLC may be deemed to beneficially own the 1,607,580 Shares owned in the aggregate by WIHP, WIIP, WIAP and WITRP, constituting approximately 9.1% of the Shares outstanding, in addition to the 1,100 Shares it holds directly.  As the managing member of WILLC, Mr. Lipson may be deemed to beneficially own the 1,608,680 Shares beneficially owned by WILLC, constituting approximately 9.1% of the Shares outstanding.  As a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, the Western Entities are deemed to beneficially own the 100 Shares beneficially owned in the aggregate by the other Reporting Persons.  The Western Entities disclaim beneficial ownership of such Shares.

Mr. Crouse does not directly own any Shares.  As a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, Mr. Crouse is deemed to beneficially own the 1,608,780 Shares beneficially owned in the aggregate by the other Reporting Persons.  Mr. Crouse disclaims beneficial ownership of such Shares.

CUSIP NO. 64126L108

Mr. Roberts does not directly own any Shares.  As a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, Mr. Roberts is deemed to beneficially own the 1,608,780 Shares beneficially owned in the aggregate by the other Reporting Persons.  Mr. Roberts disclaims beneficial ownership of such Shares.

Mr. Schlarbaum does not directly own any Shares.  As a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, Mr. Schlarbaum is deemed to beneficially own the 1,608,780 Shares beneficially owned in the aggregate by the other Reporting Persons.  Mr. Schlarbaum disclaims beneficial ownership of such Shares.

Professor Wood does not directly own any Shares.  As a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, Professor Wood is deemed to beneficially own the 1,608,780 Shares beneficially owned in the aggregate by the other Reporting Persons.  Professor Wood disclaims beneficial ownership of such Shares.

Ms. Schultz directly owns 100 Shares constituting less than 1% of the Shares outstanding.  As a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, Professor Wood is deemed to beneficially own the 1,608,680 Shares beneficially owned in the aggregate by the other Reporting Persons.  Professor Wood disclaims beneficial ownership of such Shares.

(c)           Schedule A annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons since the filing of Amendment No. 1 to the Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On April 8, 2009, WIIP and Lynn D. Schultz executed a Joinder Agreement to the Joint Filing and Solicitation Agreement whereby WIIP and Ms. Schultz agreed to be bound by the terms of the Joint Filing and Solicitation Agreement.  The Joinder Agreement is attached as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1
Joinder Agreement, dated April 8, 2009, by Western Investment Institutional Partners LLC and Lynn D. Schultz to the Joint Filing and Solicitation Agreement dated March 2, 2009 by and among Western Investment LLC, Western Investment Hedged Partners L.P., Western Investment Activism Partners LLC, Western Investment Total Return Partners L.P., Arthur D. Lipson, Matthew S. Crouse, William J. Roberts, Gary G. Schlarbaum and Robert A. Wood.

99.2	Power of Attorney for Lynn D. Schultz.

CUSIP NO. 64126L108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 9, 2009	WESTERN INVESTMENT LLC

	By:	/s/ Arthur D. Lipson
		Name:	Arthur D. Lipson
		Title:	Managing Member

WESTERN INVESTMENT HEDGED PARTNERS L.P.

By:	Western Investment LLC
General Partner

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

WESTERN INVESTMENT INSTITUTIONAL PARTNERS LLC

By:	Western Investment LLC
Managing Member

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

WESTERN INVESTMENT ACTIVISM PARTNERS LLC

By:	Western Investment LLC
Managing Member

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

CUSIP NO. 64126L108

WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.

By:	Western Investment LLC
General Partner

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

/s/ Arthur D. Lipson
ARTHUR D. LIPSON

/s/ Arthur D. Lipson
ARTHUR D. LIPSON As Attorney-In-Fact for Matthew S. Crouse

/s/ Arthur D. Lipson
ARTHUR D. LIPSON As Attorney-In-Fact for William J. Roberts

/s/ Arthur D. Lipson
ARTHUR D. LIPSON As Attorney-In-Fact for Gary G. Schlarbaum

/s/ Arthur D. Lipson
ARTHUR D. LIPSON As Attorney-In-Fact for Robert A. Wood

/s/ Arthur D. Lipson
ARTHUR D. LIPSON As Attorney-In-Fact for Lynn D. Schultz

CUSIP NO. 64126L108

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 1 to the Schedule 13D

Date of Purchase / Sale	Shares of Common Stock Purchased / (Sold)	Price Per Share ($)

WESTERN INVESTMENT LLC

03/30/09*	(100)	--

WESTERN INVESTMENT HEDGED PARTNERS L.P.

03/12/09	3,800	2.7811
03/24/09	1,400	3.1023
03/26/09	1,000	3.1835
03/27/09	1,600	3.0973
03/31/09	2,200	3.0385
04/01/09	2,700	3.0584

WESTERN INVESTMENT INSTITUTIONAL PARTNERS LLC

04/06/09	4,500	3.2392
04/06/09	11,000	3.2099

WESTERN INVESTMENT ACTIVISM PARTNERS LLC

03/10/09	30,053	2.6627
03/11/09	1,200	2.7067
03/11/09	5,300	2.7060
03/26/09	1,000	3.1835
03/27/09	1,700	3.0973
03/31/09	2,200	3.0385
04/01/09	2,809	3.0584
04/02/09	700	3.2085
04/03/09	1,382	3.3785

* Transferred as gift

CUSIP NO. 64126L108

WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.

03/12/09	3,680	2.7811
03/16/09	200	2.9185
03/17/09	700	2.8385
03/18/09	700	3.0185
03/20/09	200	2.9585
03/24/09	1,329	3.1023
03/26/09	1,000	3.1835
03/27/09	1,600	3.0973
03/30/09	400	2.9485
03/31/09	2,100	3.0385
04/01/09	2,700	3.0584

ARTHUR D. LIPSON
None

MATTHEW S. CROUSE
None

WILLIAM J. ROBERTS
None

GARY G. SCHLARBAUM
None

ROBERT A. WOOD
None

LYNN D. SCHULTZ

03/30/09*	100	--

* Transferred as gift